THE WALT DISNEY COMPANY

TWDC ENTERPRISES 18 CORP.

500 South Buena Vista Street

Burbank, California 91521

(818) 560–1000

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

October 18, 2019

Registration Statement on Form S-4

File No. 333-234121

Dear Sir or Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), The Walt Disney Company (the “Company”) and TWDC Enterprises 18 Corp. (the “Guarantor” and, together with the Company, the “Registrants”) hereby respectfully request that the above referenced Registration Statement on Form S-4 (the “Registration Statement”) be declared effective at 9:00 a.m. Eastern Time on October 22, 2019, or as soon as practicable thereafter.

The Registrants hereby affirm that they are aware of their obligations under the Securities Act. In connection with the foregoing request, the Registrants further acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Registrants’ counsel, Nicholas A. Dorsey, at (212) 474-1764, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

THE WALT DISNEY COMPANY

By	/s/ Christine M. McCarthy
Name:	Christine M. McCarthy
Title:	Senior Executive Vice President and Chief Financial Officer

TWDC ENTERPRISES 18 CORP.

By	/s/ Christine M. McCarthy
Name:	Christine M. McCarthy
Title:	President and Chief Financial Officer